WIDEPOINT CORPORATION

11250 Waples Mill Road, South Tower 210

Fairfax, Virginia 22030

August 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Pierce

Re:	WidePoint Corporation Registration Statement on Form S‑3 (Registration No. 333-289721)

Ms. Pierce:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, WidePoint Corporation, hereby requests that the above-referenced Registration Statement be declared effective at 1:00 p.m., eastern time, on August 28, 2025, or as soon as practicable thereafter.

Very truly yours, WidePoint Corporation

By:	/s/ Robert George
Robert George
Chief Financial Officer